

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

William J. Betz
Chief Financial Officer
NXP Semiconductors N.V.
60 High Tech Campus
Eindhoven, Netherlands 5656 AG

  Re: NXP Semiconductors N.V.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    File No. 001-34841

Dear William J. Betz:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing